                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


  (Mark one)

     o ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

    [ ] Transition report pursuant to Section 15(d) of the Securities
        Exchange Act of 1934.

        For the transition period from _______ to _______

                         Commission File Number 001-12209

     A. Full title of the plan and address of the plan, if different from the issuer named below

                           RANGE RESOURCES CORPORATION
                                  401(k) PLAN

    B. Name of issuer of the securities held pursuant to the plan and address of its principle executive office

                           RANGE RESOURCES CORPORATION
                                777 MAIN STREET,
                            FORT WORTH, TEXAS, 76012

                               Table of Contents


Report of Independent Auditors .......................................          F-1

Audited Financial Statements

        Statements of Net Assets
           Available for Benefits ....................................          F-2

        Statements of Changes in Net
           Assests Available for Benefits ............................          F-3

        Notes to Financial Statements ................................          F-4

        Supplemental Schedule - Form
           5500 Schedule H line
           4i - Schedule of Assests
           Held for Investment
           Purposes at End of Year ...................................          F-11

Signatures ...........................................................          F-12

Exhibit Index ........................................................          F-13

Exhibit 23 - Consent of Independent Auditors .........................          F-14

Exhibit 99.1 - Certification of Periodic Reports .....................          F-15

                         REPORT OF INDEPENDENT AUDITORS


To the Administrative Committee of
Range Resources Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Range Resources Corporation 401(k) Plan (the "Plan") as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year as of December 31, 2002 is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"). This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.







/s/ Whitley Penn
-----------------
Fort Worth, Texas
May 16, 2003

                     RANGE RESOURCES CORPORATION 401(k) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                               DECEMBER 31,
                                                         -------------------------
                                                            2002           2001
                                                         ----------     ----------
ASSETS
Investments, at fair value:
          Shares of registered investment companies:
            Mutual Funds                                 $2,988,099     $2,538,154
            Range Resources Common Stock                  2,514,532      1,338,107
          Participant loans                                 209,088        117,648
                                                         ----------     ----------
                                                          5,711,719      3,993,909


Receivables
          Employer's                                             --        554,243
          Participants'                                          --          1,357
          Investment income                                      --            253
                                                         ----------     ----------
                                                                 --        555,853

Total assets                                              5,711,719      4,549,762
                                                         ----------     ----------

Liabilities                                                      --             --
                                                         ----------     ----------


Net assets available for benefits                        $5,711,719     $4,549,762
                                                         ==========     ==========


See accompanying notes to the financial statements.

                     RANGE RESOURCES CORPORATION 401(k) PLAN
        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                             YEARS ENDED DECEMBER 31,
                                                           -----------      -----------
                                                              2002             2001
                                                           -----------      -----------
Additions to net assets attributed to:
Investment Income:
    Net realized and unrealized loss
        on investments                                     $  (169,906)     $(1,043,873)
    Interest and dividends                                      53,313           60,003
                                                           -----------      -----------
                                                              (116,593)        (983,870)

Contributions:
    Non cash:
        Employer stock                                         601,500          554,243
    Cash:
        Participant                                            643,570          660,573
        Rollover                                                    --           39,948
        Transfer from qualified plan                           425,408               --
                                                           -----------      -----------
                                                             1,670,478        1,254,764
                                                           -----------      -----------
Total additions                                              1,553,885          270,894

Deductions from assets attributed to:
    Benefits paid to participants                              391,928          562,110
                                                           -----------      -----------
    Total deductions                                           391,928          562,110
                                                           -----------      -----------

Net increase (decrease)                                      1,161,957         (291,216)

Net assets available for benefits at beginning of year       4,549,762        4,840,978
                                                           -----------      -----------

Net assets available for benefits at end of year           $ 5,711,719      $ 4,549,762
                                                           ===========      ===========


See accompanying notes to the financial statements.

                     RANGE RESOURCES CORPORATION 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001


A. DESCRIPTION OF PLAN

PLAN DESCRIPTION

The following description of the Range Resources Corporation 401(k) Plan (the "Plan") provides only general information. The Plan is sponsored by Range Resources Corporation (the "Company"). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering employees of the Company who are eighteen years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan was restated January 1, 2001, when the Plan adopted the prototype plan provided by CPI Qualified Plan Consultants as a substitution and amendment of an existing retirement plan originally established January 1, 1989. The Plan was restated again effective January 1, 2002, refer to Footnote H.

The purpose of the Plan is to encourage employees to save and invest, systematically, a portion of their current compensation in order that they may have a source of additional income upon their retirement, or for their family in the event of death.

CONTRIBUTIONS

Participants may contribute up to 50% of pre-tax annual compensation, as defined by the Plan. Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan Agreement. Integrated Contributions are equal to 5.70% of each active participant's eligible compensation in excess of the social security taxable wage base in 2002 and 2001.

Participants must be employed on the last day of the plan year, and complete 1,000 hours of service during the plan year to be eligible to receive profit sharing contributions. Each year the Board of Directors determines the percentage of employee salaries that the Company will contribute as a profit sharing contribution. In 2002 and 2001, the Company made profit sharing contributions, the form of Company stock, at the rate of 6% of an eligible participant's salary.

At the discretion of the Board of Directors, the Company may elect to contribute a matching contribution based on the amounts of salary reduction of the participants. No matching contribution was made in 2002 or 2001.

                     RANGE RESOURCES CORPORATION 401(k) PLAN

A.   DESCRIPTION OF PLAN - CONTINUED

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's elective contribution, employer contribution(s), and earnings thereon. Allocations are based on participant earnings or account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING

Participants are immediately fully vested in their elective contributions plus actual earnings thereon. Vesting in the Company contribution portion of accounts plus actual earnings thereon is as follows:

                                                             VESTED
                         YEARS OF SERVICE                  PERCENTAGE
                  --------------------------------    --------------------
                  Less than One (1) year                               0%
                  One (1) year                                        40%
                  Two (2) years                                       80%
                  Three (3) or more years                            100%

A year of service for vesting purposes is defined as a period in which a participant completes at least 1,000 hours of service.

LOANS

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or, in the case of a loan to acquire or construct the primary residence of a participant, a period not to exceed a repayment period used by commercial lenders for similar loans. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 2%, as defined by the Participant Loan Program. Principal and interest are paid ratably through payroll deductions.

BENEFIT PAYMENTS

Participants withdrawing during the year for reasons of service or disability, retirement, death, or termination are entitled to their vested account balance. Benefits are distributed in the form of rollovers, lump sums, installment payments, or through the purchase of an annuity contract. If withdrawing participants are not entitled to their entire account balance, the amounts not received are forfeited and reallocated to the remaining participants once it is assured that a break in service was incurred by the withdrawing participant. Disbursements for benefits are recorded when paid.

                     RANGE RESOURCES CORPORATION 401(k) PLAN

A.  DESCRIPTION OF PLAN - CONTINUED

FORFEITURES

Forfeited balances of terminated participants' non-vested accounts are reallocated to the account balances of the remaining participants.

ADMINISTRATIVE EXPENSES

The Plan Sponsor pays administrative expenses of the Plan. During 2002 and 2001, the Plan Sponsor paid approximately $10,100 and $12,000, respectively, of Plan expenses on behalf of the Plan.


B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENTS

Investments are valued at fair market value. The Common Stock of Range Resources Corporation 401(k) Plan is valued at the last reported sales price on the last business day of the plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Net realized gain or loss on investments is the difference between the proceeds received upon the sale of investments and the market value of investments as of the end of the preceding year or the average cost of those assets if acquired during the current year. Unrealized appreciation or depreciation of investments represents the increase or decrease in market value during the year.

These investments are subject to market or credit risks customarily associated with equity investments.

                     RANGE RESOURCES CORPORATION 401(k) PLAN

B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES- CONTINUED

CONTRIBUTIONS

Contributions from the participants and the employer are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company, as determined by the Plan's administrator.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

PLAN EXPENSES

Employees of the Company perform certain administrative functions with no compensation from the Plan. Administrative costs of the Plan are paid by the Company and are not reflected in the accompanying financial statements.


C.  INVESTMENTS

Participants may direct their 401(k) salary deferrals to be invested into any of the nine investment funds offered by the Plan as well as the Range Resources Corporation common stock.

Non-cash profit sharing contributions made in the form of the Company's commons stock, by the Company, can be redirected by participants into any of the nine investment options offered by the Plan.

The following table presents the individual investments that exceeded 5% of the Plan's net assets available for benefits at December 31,:

                           DESCRIPTION                      2002           2001
           -----------------------------------------     ----------     ----------
           AIM Cash Reserves                             $  403,958     $  269,630
           Bond Fund of America                             307,029        211,417
           Investment Co of America                         590,511        566,880
           AIM Balanced                                     465,789        507,252
           AIM Blue Chip                                    491,063        486,698
           Range Resources Common Stock (463,241 and
           412,552 shares, respectively)                  2,514,532      1,338,107

Range Resources common stock represents approximately 44% and 34% of total net assets available for benefits at December 31, 2002 and 2001, respectively.

                     RANGE RESOURCES CORPORATION 401(k) PLAN

D.  TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 2, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from federal income taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated, in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.


E.  FORFEITURES

At December 31, 2002 and 2001, the balance in the forfeiture account approximated $3,300 and $13,300, respectively. Forfeitures reallocated to participants in 2002 totaled approximately $13,300.


F.  TRANSACTIONS WITH PARTIES IN INTEREST

Participants have the option to invest their salary deferrals into the common stock of Range Resources Corporation, the Plan Sponsor.


G.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of such termination of the Plan, participants would become fully vested and the net assets of the Plan would be distributed among the participants in accordance with ERISA.


H.  PLAN AMENDMENT

Effective January 1, 2002, the Plan was amended and restated ("Plan Amendment") and the definition of compensation as it relates to the Plan was changed. The definition of compensation was modified to exclude all bonuses and amounts taxed to employees in connection with purchases of discounted stocks. The Plan was amended to exclude temporary employees as eligible employees to the Plan. The Plan was amended to increase participant contributions to 50% of pre-tax annual compensation, as defined by the Plan.

                     RANGE RESOURCES CORPORATION 401(k) PLAN

I.  PLAN MERGER

In 1998, Lomak Petroleum, Inc. acquired Domain Energy Corporation ("Domain") via merger and changed the resulting company's name to Range Resources Corporation. The Plan was amended to allow Domain employees to be eligible for the Plan, and the Range Energy Ventures Corporation 401(k) Plan ("Domain Plan") assets were frozen. On March 14, 2002, Domain received a favorable letter of determination relating to tax qualification status of the Domain Plan prior to merging the Domain Plan with the Plan. During July 2002, the Company merged Domain Plan's net assets of $425,400 into the Plan. These net assets have been recorded as a "Transfer From Qualified Plan" in the accompany Statements of Changes In Net Assets Available For Benefits.


J.  SUBSEQUENT EVENTS

Effective January 1, 2003, the assets of the Plan were transferred from Matrix Capital Bank Trust Services to Scudder Trust Company ("Scudder"). As a result of this transfer, Scudder also assumed the responsibility of trustee and record keeper, which was formerly held by CPI Qualified Plan Consultants, Inc.

                              SUPPLEMENTAL SCHEDULE

                     RANGE RESOURCES CORPORATION 401(k) PLAN
           FORM 5500, SCHEDULE H, LINE 4I- SCHEDULE OF ASSETS HELD FOR
                       INVESTMENT PURPOSES AT END OF YEAR
                                DECEMBER 31, 2002


          EIN:    34-1312571
          PLAN:   002
                                                         (c)            (d)                 (e)
                         (b)                         DESCRIPTION                          CURRENT
   (a)            IDENTITY OF ISSUE                 OF INVESTMENTS      COST               VALUE
---------    ----------------------------           --------------    ---------        ---------------
             AIM Cash Reserves                        Mutual Fund            -         $       403,958

             Bond Fund of America                     Mutual Fund            -                 307,029

             Investment Co of America                 Mutual Fund            -                 590,511

             AIM Balanced                             Mutual Fund            -                 465,789

             AIM Blue Chip                            Mutual Fund            -                 491,063

             AIM Constellation                        Mutual Fund            -                 225,758

             AIM Aggressive Growth                    Mutual Fund            -                 231,852

             AIM International Equity                 Mutual Fund            -                  72,285

             OPP Global                               Mutual Fund            -                 151,871

             AIM Mid Cap Basic Value                  Mutual Fund            -                  47,983

   *         Range Resources Common Stock             Common Stock           -               2,514,532

   *         Participant Loans                        Prime rate             -                 209,088
                                                                                       ---------------
                                                                                       $     5,711,719
                                                                                       ===============


   *      Party In Interest

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

                                                  RANGE RESOURCES CORPORATION
                                                  401(k) PLAN





Date:  June 26, 2003                                  /s/ Rodney L. Waller
                                                      -------------------------
                                                      Rodney L. Waller, Trustee

                                  EXHIBIT INDEX


NUMBER                            Exhibit
------                            -----------
   23*                            Consent of independent accountants
 99.1*                            Certification of the December 31, 2002 Annual Report on Form 11-K, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Principal Executive Officer and Principal Financial
                                  Officer of the Plan.


* included herewith